ORIGINAL FILED

FEB 04 2010

LOS ANGELES
SUPERIOR COURT

SUPERIOR COURT OF THE STATE OF CALIFORNIA

FOR THE COUNTY OF LOS ANGELES, CENTRAL DISTRICT

Socius CG II, Ltd., Plaintiff, v. Bergio International, Inc. and Does 1-10 Inclusive, Defendants.	Case No. BC430689 Assigned For All Purposes To: Hon. Mary Ann Murphy, Dept. 25 **[~~PROPOSED~~] ORDER APPROVING STIPULATION FOR SETTLEMENT OF CLAIM** Date: February 4, 2010 Time: 8:30 a.m. Dept.: 25 Complaint Filed: January 28, 2010 Trial Date: None Set

The Ex Parte Application To Approve Stipulation For Settlement Of Claims, filed by Plaintiff Socius CG II, Ltd. ("Socius") and joined by Defendant Bergio International, Inc., formerly known as Alba Mineral Exploration, Inc. ("Bergio" or the "Company"), came on for hearing on February 4, 2010 at 8:30 a.m. in Department 25 of the above-entitled court, the Honorable Mary Ann Murphy, Judge presiding.

The Court, having reviewed the Ex Parte Application To Approve Stipulation For Settlement Of Claim in the above-captioned matter, having been presented with a Stipulation for Settlement of the Claim (the "Stipulation"), a copy of which is attached as Exhibit "A" to the Ex Parte Application,

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1 and after a hearing upon the fairness, adequacy and reasonableness of the terms and conditions of the

2 issuance of Bergio's shares of common stock to Socius in exchange for the extinguishment of said

3 claims, **IT IS THEREFORE ORDERED AS FOLLOWS:**

4   1.   The Stipulation is approved in it entirety;

5   2.   In full and final settlement of the claim against Bergio in the total amount of $700,000

6 which Socius purchased from Columbia Bank, arising out of a loan by Columbia Bank to Bergio (by

7 and through its predecessor DIII), in the principal amount of $700,000 (Loan No. 21175), which is

8 currently past due in the full amount (the "Claim"), Bergio will issue and deliver to Socius 5,700,000

9 shares of common stock, par value $0.01 per share, of Bergio, subject to adjustment as set forth in

10 paragraph 4. This action is hereby dismissed with prejudice, provided that the court shall retain

11 jurisdiction with regard to the Claim to enforce the terms of this Order.

12   3.   No later than the first business day following the date that Bergio receives notice that

13 the Order has been entered, Bergio shall: (i) immediately issue 5,700,000 shares of common stock to

14 Socius or its designee's balance account with The Depository Trust Company (DTC) through the Fast

15 Automated Securities Transfer (FAST) Program of DTC's Deposit/Withdrawal Agent Commission

16 (DWAC) system, without any restriction on transfer, time being of the essence, by transmitting by

17 facsimile and overnight delivery such irrevocable and unconditional instruction to Bergio's stock

18 transfer agent and (ii) cause its legal counsel to issue an opinion to Bergio's transfer agent that the

19 shares may be so transferred.

20   4.   The number of shares to be issued under the this agreement is subject to adjustment as

21 follows: in the event that the number of VWAP Shares (as described below) exceeds the number of

22 Settlement Shares initially issued, then Bergio will issue to Socius additional shares of Bergio's

23 common stock equal to the difference between the number of VWAP Shares and the number of

24 Settlement Shares initially issued. In the event that the number of VWAP Shares is less than the

25 number of Settlement Shares initially issued, then Socius will return to Bergio for cancellation that

26 number of shares as equals the difference between the number of VWAP Shares and the number of

27 Settlement Shares initially issued.

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[PROPOSED] ORDER APPROVING SETTLEMENT OF THE CLAIM

a.   The number of VWAP Shares is equal to (i) 700,000 plus Socius' legal fees, (ii) divided by 75% of the volume weighted average price (the "VWAP") of Bergio's common stock over the 20-day trading period immediately following the date on which the Settlement Shares were issued.

5.   For so long as Socius or any of its affiliates holds any shares of common stock of Bergio, neither Socius nor any of its affiliates will: (i) vote any shares of Common Stock owned or controlled by it, or solicit any proxies or seek to advise or influence any person with respect to any voting securities of the Company; or (ii) engage or participate in any actions, plans or proposals which relate to or would result in (a) Socius or any of its affiliates acquiring additional securities of the Company, alone or together with any other person, which would result in Socius and its affiliates collectively beneficially owning or controlling more than 9.99% of the total outstanding Common Stock or other voting securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any Person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) taking any action, intention, plan or arrangement similar to any of those enumerated above. The provisions of this paragraph may not be modified or waived without further order of the Court.

6.   The Stipulation and this Order may be enforced by any party to the Stipulation by a

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motion under California Code of Civil Procedure section 664.6, or by any procedure permitted by law in the Superior Court of Los Angeles County. Pursuant to the Stipulation, each party thereto further waives a statement of decision, and the right to appeal from this Order after entry. Except as expressly provided in Paragraph 4 above, each party shall bear its own attorney's fees, expenses and costs with regard to this Stipulation and Order.

IT IS SO ORDERED.

DATED:_____FEB 0 4 2010_____

MARY ANN MURPHY
_____
JUDGE OF THE SUPERIOR COURT

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